Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: WPM
October 10, 2018	NYSE: WPM

WHEATON PRECIOUS METALS TO RELEASE 2018 THIRD QUARTER

RESULTS ON NOVEMBER 14, 2018

Vancouver, British Columbia – Wheaton Precious Metals Corp. will release 2018 third quarter results on Wednesday, November 14, 2018, after market close.

A conference call will be held Thursday, November 15, 2018, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	7977429
Live audio webcast:	www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until November 22, 2018 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	7977429
Archived audio webcast:	www.wheatonpm.com

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com